Exhibit 4.2

Services Agreement entered into by and between Carso Global Telecom, S.A.B. de C.V., hereinafter “THE PROVIDER”, represented by C.P. Armando Ibañez Vázquez and Teléfonos de México, S.A.B. de C.V., hereinafter “TELMEX”, represented by Lic. Héctor Slim Seade, in accordance with the following recitals and clauses:

RECITALS

1. “THE PROVIDER” represents that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, 14060 Mexico City.

b)	Its corporate purpose involves, among other activities, promoting, organizing and managing all kind of companies, commercial and civil ones and offering administrative, organizational, fiscal, legal and advising services for companies.

c)	It has the resources needed for the due rendering of the services pursuant to this agreement.

2. “TELMEX” represents that:

a)	It is a “sociedad mercantil” organized under the laws of the Mexican Republic with principal place of business at Parque Vía No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, 06599 Mexico City.

b)	Its corporate purpose is, in general, to build, install, maintain, operate and employ a telephone and telecommunications public network to render the public service of voice, sound, data, text and images signal conduction locally and through the domestic and international long distance service and the public service of basic telephony; to grant and obtain all kinds of technical, scientific and administrative consulting and assistance services and to enter into any agreement related to its corporate purpose and that are lawful for a “sociedad anónima”.

c)	It wishes to obtain the services that “THE PROVIDER” will provide to it, in order to perform its operations in the best possible manner.

CLAUSES

FIRST. “THE PROVIDER” hereby engages to provide “TELMEX” the consulting and advising services on the management and operation matters specified below:

1.	Evaluation of the senior officers, positions and personnel of “TELMEX” and its domestic and foreign subsidiaries;

2.	Revision and, if any, support in the restructuring of labor agreements;

3.	Technical, administrative and financial planning;

4.	Implementation of administrative and operational systems and controls;

5.	Investment planning and negotiation to optimize the profits return from the company’s resources:

a)	Optimizing the design and equipment investments for the telecommunications network.

b)	Analyses and assessment for new investments and acquisitions.

6.	Making of the “TELMEX” transformation programs to improve the operative efficiency, modernize and make it grow aggressively, in such a way that it improves and maintains the quality of services as per international standards;

7.	Restructuring of policies regarding tariff, commercial, technical and services issues;

8.	Making of personnel relocation plans;

9.	Support in the management of the “Instituto Tecnológico de Teléfonos de México, S.C.”;

10.	Carrying out, if any, the real estate investment plans to substantially reduce their number and amounts;

11.	Establishment of construction procedures;

12.	Assessment of the alternatives related to the technical an economic studies made for the operation of “TELMEX”.

In general, regeneration, reorganizing and restructuring of “TELMEX” and its subsidiaries through the planning, performance and supervision of the company’s areas.

The services above described shall be called hereinafter “THE SERVICES”.

SECOND. “TELMEX” does not delegate to “THE PROVIDER”, in any way, decision-making authority on the company’s management. It remains in the sole discretion and under the exclusive responsibility of the Board of Directors, the Chief Executive Officer and/or the Corporate Committees of “TELMEX” to make the decisions about the company’s management, without any interference by “THE PROVIDER”.

THIRD. “THE PROVIDER” shall provide “THE SERVICES” with its own resources or through such other third parties, provided that in this last case “THE PROVIDER” shall take all the responsibility for the third parties it appoints.

FOURTH. “TELMEX” agrees to pay “THE PROVIDER” for “THE SERVICES” rendered, a total amount equivalent in Mexican pesos of US$22,500,000.00 (TWENTY TWO MILLION FIVE HUNDRED THOUSAND U.S. DOLLARS) plus the corresponding value added tax.

This remuneration shall be payable by “TELMEX” to “THE PROVIDER” in a one-time payment no later than February 27, 2009.

The exchange rate to pay obligations in foreign currency payable in the Mexican Republic published in the “Diario Oficial de la Federación”, shall be used to determine the amount in Mexican pesos to be paid.

If “TELMEX” requires additional services not included herein, “THE PROVIDER” shall charge such additional amount as may be agreed by the parties.

The invoice issued by “THE PROVIDER” for any payments made under the terms of this agreement shall meet the fiscal requirements of the administrative and legal applicable regulations, including the express and separate translation of the value added tax.

FIFTH. “THE PROVIDER” intends to fulfill in good faith and in the best possible manner the obligations assumed hereunder and shall render “THE SERVICES” with its own resources or resources from third parties, taking unconditional and strict responsibility in respect to the personnel it appoints for the rendering of “THE SERVICES”. Therefore, “THE PROVIDER” shall be the sole responsible party for the labor agreements or any other agreements entered into with such personnel; and, as the case may be, the payment of fees and others labor benefits as well as the contributions to the “Instituto Mexicano del Seguro Social”, “Infonavit”, and the income tax and other tax obligations; from disputes that may arise with such personnel and any other claim due to labor accidents or professional illnesses of such personnel.

“TELMEX” agrees that upon request of “THE PROVIDER”, it shall grant sufficient mandates to directors, advisors and committee members of “THE PROVIDER”, so that, if necessary, such individuals are able to perform “THE SERVICES” on behalf of “TELMEX”, provided that there shall not be any labor relationship between such individuals and “TELMEX”. The previous paragraph shall apply in respect of the relationship among “THE PROVIDER” and its directors, advisors, and committee members.

SIXTH. This agreement shall enter into force on the signature date and terminate precisely on December 31, 2009.

SEVENTH. All issues related to the validity, construction and enforcement of this agreement, shall be governed by the laws of Mexico, Federal District and applicable Federal laws, and for the resolution of any court procedure that may arise in connection with the same, the parties expressly submit to the competent courts of Mexico City, Federal District, expressly waiving any other jurisdiction by reason of their nationality, address or residence.

This agreement is executed in two counterparts in Mexico City, Federal District on February 4, 2009.

“THE PROVIDER” Carso Global Telecom, S.A.B. de C.V.	“TELMEX” Teléfonos de México, S.A.B. de C.V.

/s/ Armando Ibañez Vázquez	/s/ Héctor Slim Seade
C.P. Armando Ibañez Vázquez	Lic. Héctor Slim Seade
Attorney in fact	Chief Executive Officer and Attorney in fact

Witness
/s/ Francisco Angeles Mayorga
C.P. Francisco Angeles Mayorga

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